

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Ganesh Kumar Bangah
Chief Executive Officer
MOL Global, Inc.
Lots 07-03 & 08-03, Levels 7 & 8
Berjaya Times Square, No. 1, Jalan Imbi
55100 Kuala Lumpur, Malaysia

> **Re: MOL Global, Inc.**
> **Registration Statement on Form F-1**
> **Filed July 14, 2014**
> **File No. 333-197401**

Dear Mr. Bangah:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Corporate History and Structure, page 4

Corporation Structure, page 5

1. We note that the organizational chart on pages 5 and 62 contains the new footnote regarding direct voting interests for Sept 3 Technology Sdn. Bhd. (Malaysia). However, the chart on pages 6 and 63 does not contain the footnote. Please revise to include the appropriate footnote or confirm that your direct voting interest in this subsidiary will match your beneficial ownership upon completion of this offering.

Risk Factors, page 15

Risks Related to Our Business, page 15

2. We note your inclusion of the risk factor on page 16, which discusses the statements made by your major shareholder to a reporter that were later published. Please tell us how the interview and publication of statements made in the interview are consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Selected Statements of Operations Items, page 75

3. We have read your response to comment 2 of our letter dated July 3, 2014. Notwithstanding your disclosure on page 132, please disclose here within your discussion of revenue that the average duration of the Company's MOLPoints revenue sharing arrangements is one year. We believe that summarizing the terms of your revenue sharing agreements in a single location within your filing will assist your investors to understand these contracts more easily.

Description of American Depositary Shares, page 186

Pre-release of ADSs, page 191

4. Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how or why the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time. Include a related risk factor as necessary.

Financial Statements of MOL Global, Inc. for the Year Ended December 31, 2013, page F-2

3.8 Revenue Recognition, page F-17

5. We note your response to comment 7 of our letter dated July 3, 2014 concerning MMOG.asia. We understand that the games hosted on this portal accept MOLPoints or MCoins to purchase game credits, which are then used to purchase in-game virtual goods. We assume that the games hosted on MMOG.asia do not accept any other form of payment for in-game virtual goods. We also assume that you generate revenue from selling the necessary MOLPoints or MCoins, as opposed to directly selling virtual goods, since you do not create or take ownership of any virtual goods. Please confirm our assumptions, or if our assumptions are incorrect, please explain to us in more detail how you generate revenue from your MMOG.asia business. If our assumptions are correct,

please explain to us in more detail why you have presented separate revenue recognition policies for your MMOG.asia business, since it appears it would have the same revenue recognition policies as are currently presented under the heading "MOLPoints." If there are ways in which your revenue recognition policies for MOLPoints or MCoins utilized on your MMOG.asia gaming portal differ from your revenue recognition policies for MOLPoints utilized on other websites, please explain this to us in detail. Please consider whether revisions to your disclosures here and in the description of your business may clarify these matters to your investors.

12. Income Tax Expense, page F-35

6. We have read your response to comment 8 of our letter dated July 3, 2014. Please explain to us in further detail why the amount of these non-deductible expenses changed between the provisional tax recorded in your 2012 financial statements and the subsequent filing of your tax return with your tax authority. Please also confirm our assumption, if true, that notwithstanding your use of the word "error" in your response, you concluded this was a change in estimate as opposed to a correction of an error. If our assumption is correct, please explain in more detail how you reached the conclusion that this was a change in estimate.

Financial Statements of MOL Global, Inc. for the Period Ended March 31, 2014, page F-113

Unaudited Condensed Interim Consolidated Statements of Changes in Equity, page F-117

7. We note your response to comment 10 of our letter dated July 3, 2014 and the related justification for not presenting a non-controlling interest. It appears that IFRS would require that a non-controlling interest be reflected in your financial statements from the date the non-controlling interest arose through the date of the elimination of the non-controlling interest in May 2014. Refer to paragraphs 22-24 of IFRS 10. Please advise us further how your financial statements are in compliance with the stated literature or whether there are any analogous situations that you could cite that would justify your presentation. Please also advise what consideration was given to 1) complying with IFRS 10 in the basic financial statements and providing disclosure quantifying the alternative or 2) utilizing your current presentation with disclosure quantifying the application of the technical requirements of IFRS and the reason(s) why a non-controlling interest is not reflected in the basic financial statements.

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

8. We note your response to comment 12 of our letter dated July 3, 2014. Please describe to us in more detail the "indirect" 37.73% interest in MOL Thailand that you acquired from Sweet River International Limited and Cloverleaf Valley Investments Ltd. With regard to the chart contained in your response that shows the revised structure of MOL Thailand after your 37.73% acquisition, tell us whether your additional 37.73% interest is

contained in the box labeled "individual Thai shareholders," and explain this in detail. If you have voting agreements or similar arrangements with individual Thai shareholders, explain this in detail. Also, explain to us in detail how you are exposed to variable returns related to this additional 37.73% interest.

Exhibit 5.1. Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

9. Please have counsel delete the qualification referencing the register of members in paragraph 3.3 since the registration statement includes adequate disclosure of its significance on page 180.

Exhibit 5.2. Opinion of Baker & McKenzie Ltd. regarding certain matters of Thailand law

10. Please remove the assumptions in sections D.5 and D.10, as these assumptions appear to reflect conclusions of law, which are necessary requirements for the opinion counsel is rendering. Alternatively, as it relates to assumption D.5, you may limit this assumption so that it only covers "parties" other than the Company and the Group Companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara Ransom

Mara Ransom
Assistant Director

cc: Jonathan B. Stone